Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

May 10, 2017

Leveraging potential

A speech given by

Professor Dr Aldo Belloni
Chief Executive Officer of Linde AG

at the Linde Annual General Meeting
on 10 May 2017
ICM – International Congress Centre, Munich

Good morning ladies and gentlemen, shareholders, shareholder representatives and representatives of the press,

Both I and my colleagues on the Executive Board would like to welcome you warmly to the Linde AG Annual General Meeting.

We are pleased that many of our shareholders have again joined us today in Munich. Thank you for taking the trouble to come here to the Congress Centre to find out for yourselves about the performance of your company.

I myself am delighted to be back in this great company and pleased to have the opportunity today to tell you about where the company currently stands and where we intend to focus our attention as we move forward.

Given that there has been plenty to read about Linde over the past few weeks and months, I would like to make one thing absolutely clear from the outset. We have a fundamentally stable business model geared towards sustainability, and we are able to deliver competitive solutions and promising innovations. All this gives us a competitive advantage over other suppliers in the market and you can rest assured that we will do everything we can to continue to leverage our potential. In particular, we will be able to do this by working together with our future partner Praxair, with whom we are pursuing a merger of equals. But more of that later.

Here and now, I would first like to take a look at last year’s financial statements. Without a doubt, 2016 was an eventful year for us. In every respect. We witnessed, and indeed are continuing to witness, radical changes brought about by digitalisation, we have seen surprising election and referendum results, and we have had to deal with persistently low oil prices. In addition, the global growth outlook continued to worsen as the year progressed.

You can see that we were and are certainly facing major challenges and so I would like to take this opportunity right at the beginning of my speech to thank those who have shown great commitment to the company over the past year: our employees.
For our employees, 2016 was definitely not an easy year. But their dedication and commitment to Linde did not waver – quite the opposite, as the figures show.
Since, after adjusting for exchange rate effects, our Group revenue rose by 0.2 percent and our Group operating profit by as much as 2.7 percent.
Ladies and gentlemen, in this speech I would like to focus on two different aspects:

●	First, the performance of our business, both in 2016 and in the first quarter of 2017. And as we look forward, identifying ways in which we intend to leverage our potential around the world.
●	Secondly, the prospects we envisage for the future – looking especially at the status of the planned merger of equals with US gases company Praxair.

First, let’s take a look at the performance of our business.
Ladies and gentlemen,
In a challenging environment, we were able to maintain our stable earnings power. We delivered a solid performance in the 2016 financial year, again achieving increases in both Group revenue and Group operating profit after adjusting for exchange rate effects. Our performance was hampered by adverse exchange rate effects and by the lower contribution made to revenue – as expected – by the Engineering Division in 2016 compared with 2015.

On a reported basis, Group revenue fell by 2.3 percent to almost 17 billion euro. However, the reported figure for Group operating profit was 0.3 percent higher than the figure for 2015 of around 4.1 billion euro.

With these figures, it should be noted that we plan to sell our logistics service provider Gist this year, so the contribution to revenue and earnings from this division has been disclosed in "Discontinued operations". Gist is a non-core business for us and we are confident that we will be able to dispose of Gist in the course of the financial year.

We were particularly pleased with the Group operating margin, which rose by 60 basis points to 24.2 percent.

Return on capital employed (ROCE) was 9.4 percent in 2016, which was similar to the prior-year figure of 9.5 percent.

Earnings per share was 6.50 euro, 6.6 percent above the figure for 2015 of 6.10 euro.

At 3.4 billion euro, operating cash flow remained at a high level.

Which brings me to a brief overview of the business performance of our gases business and plant construction business in 2016.
2016 financial year – Gases Division

In our gases business, revenue fell in the 2016 financial year compared with the previous year by 1.8 percent to around 14.9 billion euro. However, after adjusting for exchange rate effects and changes in the price of natural gas, revenue increased by 1.4 percent. Operating profit in the Gases Division rose by 1.4 percent to just over 4.2 billion euro. This resulted in an increase in operating margin from 27.4 percent to 28.3 percent.

In the course of 2016, we were able to achieve some successes in our gases business which will continue to strengthen our growth:

●	We won several new projects from customers around the world
●	We brought two air separation plants on stream for Tata Steel in India and two for SIBUR in Russia
●	We opened a hydrogen plant in Finland for a Neste Oil refinery
●	And in China and Taiwan, new air separation plants enabled us to supply several customers in the booming electronics industry at once.

As in previous years, business performance in the individual segments of the Gases Division varied in line with the prevailing economic environment in each segment.

In the Americas segment, revenue rose by 0.9 percent to around 5.2 billion euro. On a comparable basis, the increase in revenue was 2.7 percent and we were able to achieve a 1.6 percent increase in operating profit to over 1.3 billion euro. The operating margin rose as a result from 25.0 percent to 25.2 percent. It should, however, be noted that a variety of effects in different directions had an impact on revenue and earnings trends. In the Healthcare business in North America, price reductions as a result of government tenders came into force at the beginning of 2016, an effect which intensified after 1 July 2016. Some of these price reductions were then postponed in December 2016 to the beginning of January 2017. This meant that results were better than expected, especially in the fourth quarter of 2016. We were also able to counter the adverse impact of these price reductions by acquiring the company American HomePatient, Inc., which specialises in respiratory therapies, and by increasing the number of patients cared for by Linde. In addition, we sold two Lincare subsidiaries in the United States in the third quarter of 2016. As far as industrial gases are concerned, the on-site business in North America performed well. In South America, economic conditions remained rather subdued in 2016.

In the EMEA segment, revenue in the 2016 financial year was around 5.7 billion euro, which was 4.6 percent below the figure for 2015. Here too, we have to take adverse exchange rate effects into account. On a comparable basis, we generated revenue at a similar level to that seen in 2015. Operating profit in this segment improved slightly to 1.8 billion euro. Contributing to this increase were income from changes to pension plans and profits on the disposal of non-current assets. In addition, efficiency improvement measures which formed part of the LIFT programme started to generate cost savings in this region. The operating margin rose as a result to 31.5 percent.

Positive trends were to be seen in the EMEA segment in the Healthcare product area, which comprises our range of medical gases and medical services. In the Middle East, Eastern Europe and Scandinavia, we also continued to grow. On the other hand, conditions were challenging in the British steel industry and in South Africa.

In the Asia/Pacific segment, revenue fell in 2016 by 1.2 percent to 4.1 billion euro, mainly as a result of adverse exchange rate effects. On a comparable basis, however, revenue rose by 1.8 percent. We were able to achieve a 2.0 percent increase in operating profit to over 1 billion euro. The operating margin rose to 26.4 percent which was also higher than the prior-year figure of 25.6 percent.

All product areas in South & East Asia and in China saw positive trends. Looking at Asia on its own, we achieved solid growth of 5.8 percent. In the South Pacific, the prevailing weak economic environment in manufacturing and declining investment in the mining industry continued to have an adverse impact on growth. We are still applying the structural and organisational measures we had introduced in this region in order to continue to improve profitability.

And that brings me to the Engineering Division.

2016 financial year – Engineering Division

In 2016, trends in our international plant construction project business reflected the progress made on individual projects. Revenue in the Engineering Division fell by 9.4 percent to almost 2.4 billion euro. Operating profit also fell, in this case to 196 million euro. We were able to achieve an operating margin of 8.3 percent, the same as in 2015. This is still above the industry average and in line with the target of around 8 percent we had set ourselves for the 2016 financial year.

As a result of persistently low oil and gas prices, we continued to see slack demand in the plant construction sector in 2016. At 2.257 billion euro, our order intake was therefore lower than the figure for 2015 of 2.494 billion euro. At 31 December 2016, the order backlog remained solid at almost 4.4 billion euro.
Dividend – continuity and performance

Ladies and gentlemen, our positive performance overall in the 2016 financial year means that we have been able to maintain the dividend policy we have adopted in previous years. This is based on earnings and geared towards continuity.

The Supervisory Board and Executive Board therefore propose to you that the unappropriated profit of around 687 million euro is utilised to pay a dividend of 3.70 euro per share entitled to dividend. This represents an increase of 7.2 percent compared with last year’s dividend.

This above-average increase sends you a positive message. Because it reflects our firm conviction that we will continue to present you with attractive results in future.

The current situation and the outlook for 2017

Ladies and gentlemen,

We have made a decent start to the new financial year, in line with our forecast. Our positive business performance is also the result of the hard work of Linde employees. At the same time, the efficiency improvement measures we have introduced are starting to have an effect.

In the first three months of 2017, we generated Group revenue of around 4.4 billion euro. After adjusting for exchange rate effects, this was 4.2 percent above the figure for the first quarter of 2016. The main factors contributing to this increase were positive trends in the EMEA and Asia/Pacific segments and higher revenue in the Engineering Division. Group operating profit after adjusting for exchange rate effects increased by 3.1 percent to over 1 billion euro. At 23.7 percent, the Group operating margin was similar to the margin achieved in the first quarter of 2016.
1st quarter of 2017 – Gases Division

In our Gases Division, we generated revenue in the first quarter of 2017 of 3.8 billion euro. After adjusting for exchange rate effects and changes in the price of natural gas, the growth in revenue was 0.9 percent. Operating profit rose by 2.4 percent after adjusting for exchange rate effects to over 1 billion euro. At 27.7 percent, the operating margin was similar to that achieved in the first quarter of 2016.
1st quarter of 2017 – Engineering Division

Revenue in the Engineering Division rose in the first quarter of 2017 by 14.1 percent to 648 million euro. Operating also increased – to 53 million euro. The operating margin was 8.2 percent. This matched the target the Group has set itself for the current financial year.

The order backlog in the Engineering Division at 31 March 2017 remained solid at 4.168 billion euro. Despite the persistently low price of oil and the resulting slack demand in plant construction, order intake in the first quarter of 2017 increased to 457 million euro.

So much for the review of the first quarter. But what does this all mean for our Group outlook?
Group - Outlook

Recent economic forecasts indicate that the global gases market will grow at a similar rate in 2017 to that seen in 2016. These forecasts, however, entail uncertainty and risks which might increase as a result of regional or global crises. Strong growth momentum continues to come from the healthcare sector, although the sector is seeing increasing downward pressure on prices.

In international large-scale plant construction, industry experts are forecasting that investment confidence will improve in 2017 as a result of rising oil and gas prices. However, we shouldn’t be expecting any miracle here.

For these reasons, we assume the Group will continue to face a challenging market environment in the 2017 financial year. We are therefore seeking to achieve an increase in revenue of 3 percent after adjusting for exchange rate effects, although the challenging market environment could result in a decrease of up to 3 percent. After adjusting for exchange rate effects, we expect our operating profit in 2017 to be similar to that achieved in 2016 or to increase by up to 7 percent. This is equivalent to Group operating profit falling within the range from 4.2 billion euro to 4.5 billion euro, the medium-term target we set ourselves at the end of 2015.

Leveraging Linde‘s potential – measures and activities

Ladies and gentlemen,

You can see that we have many plans for 2017. What is also clear, however, is that global economic trends over the coming years will continue to be beset by many risks and uncertainties and that growth in global industrial production may slow down. We will also be facing high cost pressures and will have to stand up to aggressive competitors with a lower cost base than us. The targets I have just mentioned are therefore closely associated with the measures which form part of the LIFT programme we launched last year. This three-year programme comprises a variety of measures and is designed to ensure greater efficiency and to accelerate the efficiency process over the medium term.
We are focusing here in particular on three areas:

●	global restructuring measures,
●	organisational adjustments and streamlining
●	and the reduction of non-staff costs in administration, marketing and selling, and applications.

I would like to tell you about some of the measures we have implemented in the past year to continue to improve our margins:

●	In the Engineering Division, we adjusted our capacity to suit market conditions, thus maintaining our profitability; our margin remained stable compared with the prior year;

●	And, as I have already mentioned, we have disclosed Gist in discontinued operations and will relinquish this business. This resulted in an improvement in the Group operating margin of 60 basis points.

We budgeted for total restructuring costs of around 370 million euro in 2016 and 2017. We incurred 116 million euro of these costs in 2016, so you can see that most of the costs will be incurred in the current year.

Before I tell you more about the planned merger of equals with US gases company Praxair, allow me to make the following point: Please be aware that the following remarks may contain certain forward-looking statements, including statements concerning Linde’s business and strategy and the potential business combination with Praxair. Please also be aware that, in connection with the potential business combination with Praxair, important documents will be filed with the U.S. SEC and the German BaFin, including a registration statement and an offer document, which we urge you to read when they become available, because they will contain important information.
Planned merger of equals with Praxair

Ladies and gentlemen,

That brings me now to the planned merger with Praxair, a merger of equals. Here, once again, I would like to emphasise that this merger would create value – for everyone involved, especially for you the shareholders. This is because a merger with Praxair would be highly complementary and offer many synergies, and would therefore provide an ideal base for sustainable, profitable growth. Two leading industrial gases companies would become one effective unit and would bring their respective strengths to the table in the newly-merged company. Linde‘s established strong position in the field of technology would be combined with Praxair’s operational excellence. The merged company would have excellent positions in all key regions and end markets, thereby creating a diversified and well-balanced global portfolio. This strategic merger would bring together the potential, the excellent employees and the best-in-class processes of the two companies.

Allow me to make a personal comment in this context. You’re aware that I’ve been with this company for 37 years and know countless colleagues in Germany and abroad personally. I can assure you that the planned merger also has great support in the Linde workforce. Why is this?

Because Linde has already successfully implemented several global integration processes. This has provided us with valuable experience which will have a significant impact on the process of our integration with Praxair. The Linde culture and our culturally-aware management team will, I know, once again ensure the emergence of a workforce unified by a sense of community, so our Linde values will not founder. For me, the following aspects are really important:
1)	If the merger is successful, Linde will rule out compulsory redundancies anywhere in Germany before the end of 2021.

2)
Following the merger, the collective bargaining agreement will remain unchanged for all existing locations and companies in Germany. As part of the employment pact, we have even extended the collective bargaining agreement to other companies in The Linde Group which have until now not been bound by such an agreement.

3)	Similarly, following the merger, corporate co-determination on the Supervisory Board of Linde AG and operational co-determination will remain unchanged.

You will have been able to read on various occasions recently that we were aiming to conclude the merger agreement before this Annual General Meeting. We have made very good progress with the negotiations over the past few months. Our talks have been constructive and purposeful. We assume that we will be able to conclude the business combination agreement, which includes the timetable for the merger, in the next few weeks.

I would now like to explain to you in detail why the merger would be advantageous for you as Linde shareholders and why you would become the owners of a better company once the merger has been concluded.
I am convinced that there are five main requirement areas in which an industrial gases supplier must achieve the best possible position in order to be at the forefront of the sector.

1.	We need to expand our geographic presence

The merger would enable us to combine Linde’s strong position in the EMEA and Asia/Pacific regions with Praxair’s strong position in North, Central and South America, thus establishing a more distinctive and better balanced global presence.

2.	We need to create and exploit growth trends

Attributes Linde would bring to the merged company include its extensive know-how in the field of producing gases and its application, as well as environmentally friendly and climate-friendly energy generation and conversion and its global commitment to the healthcare sector which is driven by demographic trends. Praxair is in an excellent position in the oil and gas producing and processing industry along the Gulf Coast of the United States, a substantial growth area. Taken together, the two companies would occupy an important position in many end markets, regions and products.

3.	We need to ensure financial stability and flexibility

The merger of Praxair and Linde would generate significant cost, revenue and capital synergies.

In the medium term, the strong cash flow of the merged company would set the new industry standard for investment in products and projects. This would enable us, for example, to engage in megaprojects in our customer industries or to tackle transformational projects.

4.	We need to continue to drive forward technology, innovations and digitalisation

For Praxair and Linde, completely new opportunities would open up in the area of research and development. Innovation has always been a cornerstone for Linde, as the company can trace its origins back to the ground-breaking liquefaction of atmospheric air by Carl von Linde. And Praxair is known for being an industry leader in achieving very high productivity levels. Together we would be able to bring more innovations, from digitalisation and big data to remote maintenance and monitoring of customer plants with the help of artificial intelligence (especially major innovations) to market in a much more cost-effective way.

5.	We need to embed a real performance culture

Praxair and Linde have common roots and shared values and visions. In addition, both companies believe in the importance of encouraging personal responsibility and entrepreneurship among their employees and of fostering talent. Linde also stands for comprehensive solution expertise, engineer-driven inventiveness and process reliability. Praxair’s contribution to the merged company would take the form of its pragmatic hands-on management approach. A merger would therefore bring together the best of both worlds.

You can see that there are very good reasons for a merger of equals. I will now explain to you how and when this merger should proceed.

Praxair and Linde would be combined under a new holding company which has its registered office in the European Economic Area. This new holding company would also be called Linde. It shall be listed on the New York Stock Exchange and the Frankfurt Stock Exchange. We would seek inclusion in the S&P 500 and DAX indices. The plan is that the combined company would be run by a Board of Directors with equal numbers of representatives from Linde and Praxair. Professor Dr Wolfgang Reitzle would be the Chairman of this Board. The Chairman and Chief Executive Officer of Praxair, Steve Angel, would become CEO of the merged company and a member of the Board of Directors.

The proposed technical steps in the implementation of the merger are as follows. The new holding company would present you with a public exchange offer which would involve offering to exchange your shares for shares in the holding company. According to this offer, Linde shareholders would receive 1.54 shares in the new company in exchange for one Linde share. Praxair shareholders will receive one share in the new company in exchange for one Praxair share. Why is this the case? It’s to do with the fact that Linde has issued around 185 million shares while Praxair has issued 285 million shares. But Linde and Praxair are seeking to achieve a merger of equals. Among other things, that means that the transaction is based on a 50% : 50% valuation ratio for Linde and Praxair. If the merger is successfully concluded, and assuming that all Linde shareholders exchange their shares, the new holding company would issue its new shares in a 50:50 ratio to the former shareholders of Praxair and Linde. If you multiply 185 million Linde shares by 1.54, that comes to around 285 million. So that is precisely the reason that the new holding company will issue each Linde shareholder with more shares than they exchange.

If the negotiations are successfully concluded, we expect the closing of the merger to take place in 2018. Before then, a variety of necessary regulatory approvals must be obtained, especially from the antitrust authorities. As with any merger of this size, we at Linde and at Praxair will have to divest business units which would otherwise constitute excessive market concentration. We have taken account of this in our merger planning, and Linde has significant experience in this area following the acquisitions of AGA and BOC, so we will be able to handle any conditions imposed by the authorities in a professional manner.

Ladies and gentlemen,

Prior to the Annual General Meeting, various shareholders and shareholder associations claimed that resolutions should be passed at the Annual General Meeting in respect of the commencement of merger talks or the conclusion of a binding agreement. Some of this criticism was levied in the press, while we also had some very constructive discussions with shareholder associations who had approached us. In particular, we were in close contact with DSW (a German association for private investors) and its representative, Mrs Bergdolt, so as to provide a transparent picture from our perspective and explain our planned course of action. I can assure you that we do of course take these concerns very seriously.

First, I would like to reiterate most clearly that I myself am keen to ensure that we, the Executive Board of your company, should avoid giving the impression that we wish in any way to curtail your shareholder rights or that we are reluctant to enter into discussion with you about the important subject of the merger and its legitimation by the owners of the company. So I would like to explain to you in detail why we have not proposed a resolution at this Annual General Meeting which relates to the negotiations or the conclusion of a business combination agreement and why we also have no wish to call an extraordinary general meeting:

1.
Under the planned exchange offer, each Linde shareholder may decide independently and directly whether he or she wishes to accept the offer and become a shareholder of the new holding company or to reject the transaction. In the latter case, he or she would remain a direct shareholder of the German Linde AG. Linde Aktiengesellschaft would remain a listed public company after the exchange offer has been completed.

2.
As each individual Linde shareholder has the opportunity to take an autonomous decision as to whether to accept or reject the exchange offer, you as Linde shareholders are better placed under the proposed transaction structure with regard to structural measures such as a merger, as you are not subject to the majority principle that would be applied at the Annual General Meeting. On the Linde side, none of its shareholders is obliged to exchange his or her Linde shares for shares in the new holding company simply because a resolution has been passed at the Annual General Meeting.

3.
The planned merger would only be implemented if the exchange offer is accepted for at least a qualified majority of all Linde shares. This ensures that the transaction will only take place if it is supported by the overwhelming majority of Linde shareholders.

4.
You will be able to make the decision on whether or not to accept the exchange offer on the basis of extensive information. You will receive comprehensive written documentation focusing on and describing in detail: the proposed transaction; our merger partner Praxair; the governance of the new holding company; the appropriateness of the conversion ratio; required regulatory approvals; the financial, accounting and tax impact of the transaction; and the technical implementation of the transaction. When you receive these documents, they will already have been extensively reviewed and approved by BaFin, the German Federal Financial Supervisory Authority. This will enable you to make a much more informed decision than if you were to exercise your voting rights at today’s Annual General Meeting in respect of the transaction.

5.
Our opinion is supported if we look at similar transactions involving recent mergers of equals based on a business combination agreement by way of a public exchange offer. Our view accords with standard recognised practice for transactions, which is that the conclusion of such an agreement does not require approval at an Annual General Meeting.

6.
In addition, and notwithstanding the fundamental considerations I have already outlined, the passing of a resolution on the business combination agreement at today’s Annual General Meeting would also simply not have been possible from a practical point of view. For this to take place, we would have had to provide you with the final wording of the agreement or at least the main content of the agreement on the date the meeting was called. At that date, no such final draft of the business combination agreement was available, nor is such a draft available today.

I hope I’ve been able to help you gain an understanding of our position. I would particularly like to re-emphasise here that the merger will only take place if an overwhelming majority of Linde shareholders think that this is the right course of action and express their approval by accepting the exchange offer, and if at least 50% of the shareholders on the Praxair side approve the transaction. In contrast to the Praxair side, no shareholder on the Linde side would be obliged to participate in the merger against his or her will. A transaction is therefore in any case legitimised by the shareholders and owners of both merger partners. If the transaction does not meet with the approval of the majority of both groups of owners, the transaction will not take place. Contrary to what you may have read in some press reports, neither the Executive Board nor the Supervisory Board can or wishes to push the merger through regardless of the shareholders.

You will doubtless be asking when everything is going to happen. When and exactly how Linde shares can be exchanged. As far as these matters are concerned, I would ask for your patience. However, we feel that we are on the right track and hope to be able to complete the Business Combination Agreement in the first half of the year. As soon as the merger agreement with Praxair is signed, we will make an announcement and come back to you with precise information.

Conclusion

Ladies and gentlemen,

To summarise, I am completely confident that we will be successful this year in all our business segments and that we will remain in future a very reliable company for our customers, our employees and our shareholders.

I hope that we will be able to do this in the form of a new and even better company with pro forma revenue of around 30 billion US dollars and a market capitalisation of more than 70 billion US dollars.

And with that, I would like to thank you for your kind attention and I look forward to your questions.

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.